Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: JPMorgan Chase & Co.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

JPMorgan Chase & Co. [NYSE:JPM]: Due to the company’s FAILURE to:

●	Set robust interim targets that reduce the absolute impact of its financed emissions in alignment with limiting global warming to 1.5°C, and
●	Demonstrate commitment to Paris Agreement-aligned lending and underwriting services as the largest global finance provider to fossil fuel projects since the adoption of the Paris Agreement;

Vote AGAINST:

●	Linda B. Bammann, Chair of the Risk Committee, (Item 1.01), and
●	James S. Crown, Chair of the Public Responsibility Committee, (Item 1.04).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable, and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

JPMorgan Chase & Co. (JPMorgan) was the second-largest global provider of finance to fossil fuel projects and companies overall in 2022.1 Furthermore, last year, JPMorgan provided the most financing for companies expanding fossil fuels,2 making the bank a significant contributor to the production of fossil fuels that can not be burned if global warming is to be limited to 1.5°C.

Financial services companies, as providers of lending and underwriting services to fossil fuel projects and fossil fuel-intensive companies, have the power to accelerate or stall the decarbonization necessary to limit warming to 1.5°C. Given the capital intensity of the oil and gas and electric power generation industries, financial services companies have a crucial role to play in decarbonizing those and other sectors. The Net-Zero Banking Alliance (NZBA), launched in April 2021, now has more than 120 members, representing more than 40 percent of global banking assets.3 In joining the NZBA, banks must commit to aligning GHG emissions, including financed emissions, with net zero by 2050 pathways, consistent with limiting global warming to 1.5°C by 2100.4 In order to reach these goals, the

International Energy Agency’s (IEA’s) Net Zero Emissions (NZE) by 2050 Scenario recognizes the need to halt new oil and gas development.5

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where fossil fuel production, consumption, and/or financing is not the only or primary business, the relevant committee chair(s) with climate-related oversight responsibilities should be held accountable for oversight failures related to decarbonization.

In the 2021 and 2022 editions of this proxy voting guide, banks were assessed on their efforts to measure and disclose financed emissions (scope 3, category 15 financed emissions). This assessment metric has since been replaced by actual fossil fuel financing data.

Target Setting

1.1	Net zero by 2050 commitment for financed emissions	✓
1.2	Robust interim targets that reduce the absolute impact of financed emissions	X
1.3	Interim targets aligned with limiting warming to 1.5°C	X

As a member of the NZBA,6 JPMorgan is committed to aligning GHG emissions, including its financed emissions, with net zero by 2050 pathways.7 Before this commitment, JPMorgan had set interim (2030) sectoral targets to reduce its financed emissions to a 1.65°C pathway.8

JPMorgan’s interim targets cover lending and underwriting activities within its Oil & Gas, Electric Power, and Auto Manufacturing portfolios. However, unlike its U.S.-based NZBA peers Citi and Wells Fargo, JPMorgan’s Oil & Gas sector interim target seeks to reduce the intensity, rather than the absolute amount, of its financed emissions.9 10 By not reducing its financed emissions on an absolute basis, JPMorgan allows for an increase in new finance for oil and gas projects and a corresponding increase in absolute emissions.

JPMorgan has based its interim sectoral targets on the less ambitious IEA Sustainable Development Scenario (IEA SDS).11 Accordingly, JPMorgan is the only major U.S-based NZBA bank seeking to reduce the intensity of its financed emissions without an interim sector target aligned with a 1.5°C scenario.12 Furthermore, JPMorgan has focused most of its Oil & Gas sector emissions reduction on operational scope 1 and 2 emissions rather than end-use scope 3 emissions which are the highest emitting part of the oil & gas supply chain. Bank of America, which also differentiates its emission intensity targets based on emission scopes, has set more aggressive reduction targets than JPMorgan. Bank of America seeks to reduce its operational scope 1 and 2 emissions by 42% and end-use scope 3 emissions by 29%, compared to JPMorgan’s reductions of 35% and 15% for emissions within the same categories.13

Fossil fuel exclusion policies

2.1	Robust near-term exclusion policies for fossil fuel-intensive projects and companies, to include: a) Arctic and tar sands oil and gas, coal mining and power production, and b) commitment in line with the NZE to eliminate financing for the expansion of fossil fuel production and consumption	‒

JPMorgan has adopted an exclusion policy for Arctic oil & gas projects.14 However, the company remains without exclusion policies for oil & gas projects, including fracking, tar sands, and ultra-deepwater drilling.15 JPMorgan continues to finance and underwrite projects and companies expanding oil & gas production and consumption, despite the IEA’s recognition that there is no need for new oil and gas development under its NZE.

In contrast to its peers Citi and Bank of America, which have all committed to phase out financing for companies that derive greater than 25% of revenue from thermal coal mining, JPMorgan’s more coal-friendly standard allows it to provide financing to companies that derive up to 50% of revenue from coal extraction.16 Additionally, JPMorgan has not adopted coal-fired power generation exclusion policies, leaving the option to finance current and new clients who generate a significant percentage of their power from coal.17

Fossil fuel financing

3.1	A record of demonstrating commitment by actually reducing fossil fuel financing since the Paris Agreement	X

In 2022, JPMorgan was the second-largest global provider of finance to fossil fuel projects and companies overall ($39.2 B), despite reducing its overall financing to fossil fuel projects and companies by 42 percent between 2021 and 2022.18 Unusual geopolitical and economic conditions, not shifts in bank policy, contributed to a leveling off of fossil fuel financing in 2022 after a 2021 rebound.19 Though it maintains exclusions for Arctic oil & gas projects, $164 M of these financing services went to Arctic production companies in 2022.20

Furthermore, during the same year, JPMorgan provided the most ($11 B) in bank financing to the top 100 oil, gas, and coal companies expanding fossil fuels,21 demonstrating the misalignment of its financing activities with the pathways laid out by the NZE Scenario. As the largest provider of finance to fossil fuel projects and companies overall since the adoption of the Paris Agreement,22 it remains to be seen if JPMorgan will establish a consistent pathway of reduced fossil fuel financing in alignment with the Paris Agreement.23

Conclusion: JPMorgan has failed to set robust interim targets that reduce the absolute impact of its financed emissions in alignment with limiting global warming to 1.5°C and demonstrate commitment to Paris Agreement-aligned lending and underwriting services as the largest global finance provider to fossil fuel projects since the adoption of the Paris Agreement. Therefore, it is recommended that shareholders vote AGAINST Linda B. Bammann, Chair of the Risk Committee, (Item 1.01), and James S. Crown, Chair of the Public Responsibility Committee, (Item 1.04) at the company’s annual meeting on May 16, 2023.

PLEASE NOTE: The foregoing information may be disseminated to shareholders via telephone, U.S. Mail, E-mail, and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of this solicitation is being borne entirely by Majority Action. Please do not send your proxy to Majority Action.

1 Rainforest Action Network et al., Banking on Climate Change: Fossil Fuel Finance Report 2023, April 12, 2023, https://www.bankingonclimatechaos.org/wp-content/uploads/2023/05/BOCC_2023_vF-05-08.pdf, p. 10-13

2 Rainforest Action Network et al., Banking on Climate Change, pp. 48-49

3 UN Environment Programme - Finance Initiative, “Members - Net-Zero Banking Alliance,” (website), https://www.unepfi.org/net-zero-banking/members/, accessed May 11, 2023

4 UN Environment Programme - Finance Initiative, Net-Zero Banking Alliance Commitment Statement, April 2021, https://www.unepfi.org/wordpress/wp-content/uploads/2021/04/UNEP-FI-NZBA-Commitment-Statement.pdf

5 IEA, Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021, https://www.iea.org/reports/net-zero-by-2050, p. 20

6 JPMorgan, Proxy Statement 2023, April 4, 2023, https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/investor-relations/documents/proxy-statement2023.pdf, p. 98

7 UN Environment Programme - Finance Initiative, Net-Zero Banking Alliance Commitment Statement, April 2021, https://www.unepfi.org/wordpress/wp-content/uploads/2021/04/UNEP-FI-NZBA-Commitment-Statement.pdf

8 JPMorgan, Carbon CompassSM Paris-Aligned Financing Commitment Methodology, May 2021, https://www.jpmorgan.com/content/dam/jpm/cib/complex/content/investment-banking/carbon-compass/Carbon_Compass_Final.pdf p. 4

9 JPMorgan, 2022 Climate Report, December 31, 2022, https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/Climate-Report-2022.pdf, p. 25

10 Sierra Club, Leaders or laggards? Analyzing US banks’ net-zero commitments, Sierra Club, November 2022, https://www.sierraclub.org/sites/www.sierraclub.org/files/2022-11/US-Banks-Net-Zero-Progress-Report-Nov-2022.pdf, p. 5

11 JPMorgan, Carbon Compass: Paris-Aligned Financing Commitment Methodology, May 2021, https://www.jpmorgan.com/content/dam/jpm/cib/complex/content/investment-banking/carbon-compass/Carbon_Compass_Final.pdf, p. 4

12 IEA, Global Energy and Climate Model, October 2022,

https://iea.blob.core.windows.net/assets/2db1f4ab-85c0-4dd0-9a57-32e542556a49/GlobalEnergyandClimateModelDocumentation2022.pdf, p. 17 Note: The Sustainable Development Scenario (SDS) is another normative scenario used in previous editions to model a “well below 2° C” pathway as well as the achievement of other sustainable development goals.

13 Sierra Club, Leaders or laggards? Analyzing US banks’ net-zero commitments, p. 5

14 JPMorgan, Environmental and Social Policy Framework, October 8, 2021 , https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/environmental-and-social-policy-framework.pdf, pp. 5-6

15 JPMorgan, Environmental and Social Policy Framework

16 Sierra Club, Leaders or laggards? Analyzing US banks’ net-zero commitments, p. 11

17 Sierra Club, Leaders or laggards? Analyzing US banks’ net-zero commitments, pp. 11-12

18 Rainforest Action Network et al., Banking on Climate Change, pp. 10-11

19 Rainforest Action Network et al., Banking on Climate Change, p. 4

20 Rainforest Action Network et al., Banking on Climate Change, pp. 58-59

21 Rainforest Action Network et al., Banking on Climate Change, pp. 48-49

22 Rainforest Action Network et al., Banking on Climate Change, pp. 10-11

23 Rainforest Action Network et al., Banking on Climate Change, pp. 10-11